November 27, 2019

Jacqueline Kaufman

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Warner Music Group Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 8, 2019
CIK No. 0001319161

Dear Ms. Kaufman:

This letter sets forth the response of Warner Music Group Corp. (the “Registrant”) to the comment contained in your letter, dated November 18, 2019, relating to Amendment No. 1 to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on November 8, 2019 (“Amendment No. 1”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the Registrant’s response is set forth in plain text immediately following the comment.

The Registrant is submitting confidentially, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 2, as well as two copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1.

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 8, 2019

Dividend Policy, page 47

1.

We note your response to comment 2, and that the Secured Notes Indenture, the Senior Notes Indenture, the Revolving Credit Agreement and the Senior Term Loan Credit Agreement each contain certain provisions that restrict the payment of dividends, subject to certain exceptions. Please revise to describe in further detail the most significant contractual provisions that restrict the payment of dividends.

The Registrant has revised its disclosure regarding its dividend policy and contractual restrictions with respect to the payment of dividends in accordance with the Staff’s comment. Please see page 47 of Amendment No. 2 in response to the Staff’s comment.

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J. Kaufman	2	November 27, 2019

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Jacqueline Kaufman
Mara Ransom
Suying Li
Rufus Decker

U.S. Securities and Exchange Commission

Paul Robinson
Trent Tappe
Warner	Music Group Corp.

Enclosures